Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-279502

September 9, 2025

Simmons First National Corporation

$325,000,000

6.25% Fixed-to-Floating Rate Subordinated Notes due 2035

Issuer:	Simmons First National Corporation (the “Company” or “Issuer”)

Securities:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$325,000,000

Expected Rating*:	Moody’s: Baa2 (Stable)

Trade Date:	September 9, 2025

Settlement Date**:	September 12, 2025 (T +3)

Maturity Date:	October 1, 2035 if not previously redeemed

Coupon:	Fixed rate period: From and including the Settlement Date to, but excluding, October 1, 2030, or the date of earlier redemption (the “fixed rate period”) 6.25% per annum, payable semiannually in arrears.

Floating rate period: From and including October 1, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the Preliminary Prospectus Supplement under “Description of the Notes — Interest”), plus a spread of 302 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, that if the Benchmark rate is less than zero, then the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: April 1 and October 1 of each year, commencing on April 1, 2026. The last interest payment date for the fixed rate period will be October 1, 2030.

Floating rate period: January 1, April 1, July 1, and October 1 of each year, commencing on January 1, 2031.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of October 1, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. Notice of such optional redemption shall be given not less than 10 business days nor more than 60 calendar days prior to the redemption date.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to October 1, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) the Company receives an opinion of independent tax counsel to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law occurs, or an administrative or judicial action is announced or taken or there is an amendment to or change in any official position with respect to, or interpretation of, an administrative or judicial action or a law or regulation that differs from the previously generally accepted position or interpretation, in each case that, as a result of which, there is more than an insubstantial risk that interest payable by the Company on the Notes is not, or within 90 days of the date of such opinion, will not be deductible by the Company, in whole or in part, for U.S. federal income tax purposes; (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that the Company would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date (as further described in the Preliminary Prospectus Supplement under “Description of the Notes—Redemption”).

Denominations:	$1,000 minimum denominations and integral multiples of $1,000 in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering, together with cash on hand, for the full redemption of the Company’s 5.00% fixed-to-floating rate subordinated notes due 2028 (the “2028 Notes”) on October 1, 2025, and any remaining proceeds for general corporate purposes.***

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:	The Notes will be unsecured, subordinated obligations and:

• will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of the Company’s future Senior Indebtedness;

• will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s general creditors;

•  will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes, including the existing 2028 Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•  will be structurally subordinated to all of the Company’s existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, Simmons Bank’s liabilities to depositors in connection with the deposits, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2025, on a consolidated basis, the Company’s total liabilities totaled approximately $23.1 billion, which includes approximately $21.8 billion of deposit liabilities. As of June 30, 2025, the Company also had approximately $366.4 million of outstanding principal and accrued but unpaid interest related to subordinated debentures that rank equally with the Notes, of which $37.0 million related to subordinated debt was redeemed in full on July 31, 2025.

The Indenture governing the Notes does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP/ISIN:	828730AC5 / US828730AC56

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Morgan Stanley & Co. LLC

Co-Managers:	Piper Sandler & Co. Raymond James & Associates, Inc. Stephens Inc.

*

Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

**

We expect that delivery of the Notes will be made against payment therefor on or about September 12, 2025, which is the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day prior to the settlement date should consult their own advisors.

***

The redemption of the 2028 Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2028 Notes, and nothing contained herein constitutes a notice of redemption of the 2028 Notes. The Company may determine not to redeem the 2028 Notes or to redeem only a portion of the 2028 Notes.

The Company has filed a registration statement on Form S-3ASR (File No. 333-279502) (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559 or by calling Morgan Stanley & Co. LLC at 1-866-718-1649.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.